Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of December 31, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.23	56.23	55.95	55.95
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	13,777,000

4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
5	Dor J.Segal	Ordinary Shares	720,000	0.44	0.44	0.43	0.43
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
7	Haim Ben-Dor	Unregistered Options	0
8	Haim Ben-Dor	Series C Debentures	699,370.40
9	Haim Ben-Dor	Series F Debentures	1,789,009.50
10	Haim Ben-Dor	Series K Debentures	445,400
11	Arie Mientkavich	Ordinary Shares	80,681	0.05	0.05	0.11	0.11
12	Arie Mientkavich	Unregistered Options	100,000
13	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
14	Yair Orgler	Unregistered Options	12,400			0.01	0.01
15	Yair Orgler	Series C Debentures	80,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	132,540
18	Yair Orgler	Series I Debentures	80,000
19	Noga Knaz	Ordinary Shares	0	0.00	0.00	0.00	0.00
20	Noga Knaz	Unregistered Options	4,800
21	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.24	0.24
22	Aharon Soffer	Unregistered Options	380,000
23	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	10, 414,926	6.30	6.30	6.27	6.27
24	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14 ,601,794
25	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
26	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	43,327,460
27	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	144,987,595
28	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,535,672
29	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	77,472,582.5

30	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	97,999,670
31	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	81,447,806
32	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	10,208,451
33	Eliahu Insurance Company Ltd.	Ordinary Shares	176,890	0.11	0.11	0.11	0.11
34	Eliahu Insurance Company Ltd.	Series E Debentures	1,195,671
35	Eliahu Insurance Company Ltd.	Series J Debentures	3,925,013

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	% Voting	% Capital	% Voting
36	Gil Kotler	Ordinary Shares	20,000	0.01	0.01	0.06	0.06
37	Gil Kotler	Unregistered Options	87,500
38	Varda Zuntz	Ordinary Shares	61,037	0.04	0.04	0.07	0.07
39	Varda Zuntz	Unregistered Options	50,000
40	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.04	0.04
41	Eran Ballan	Unregistered Options	65,000
42	Rami Vaisenberger	Unregistered Options	25,000			0.02	0.02

Changes in holdings during November of 20121

Name of the Holder: Norstar Holdings Inc. (including wholly-owned subsidiaries)

Holder Number: 3 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 44528798375

[1]

Please note that previous figures for Migdal Insurance & Financial Holdings Ltd.’s Series C Debentures, Series D Debentures, Series F Debentures, Series I Debentures, and Series J Debentures have been slightly corrected herein from Exhibit 99.3 to the Current Report on Form 6-K that was originally furnished to the SEC on December 6, 2012.

Citizenship/Country of Registration or Incorporation: Foreign Corporation

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 13,777,000

Name of the Holder: Haim Ben-Dor

Holder Number: 7 (Unregistered Options)

Type of Holder: Director

ID Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 22,900

Change in the number of securities: -22,900

Name of the Holder: Haim Ben-Dor

Holder Number: 9 (Series F Debentures)

Type of Holder: Director

ID Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 2,385,346

Change in the number of securities: -596,336.50

Name of the Holder: Haim Ben-Dor

Holder Number: 10 (Series K Debentures)

Type of Holder: Director

ID Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 445,400

Name of the Holder: Arie Mientkavich

Holder Number: 11 (Ordinary Shares)

Type of Holder: Director

ID Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 37,520

Change in the number of securities: 43,161

Name of the Holder: Arie Mientkavich

Holder Number: 12 (Unregistered Options)

Type of Holder: Director

ID Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126504

Balance held by Holder at the end of the previous month (prior report): 200,000

Change in the number of securities: -100,000

Name of the Holder: Shaiy Pilpel

Holder Number: 12 (Unregistered Options)

Type of Holder: Director

ID Number: 04165353

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 24,000

Change in the number of securities: -13,300

Name of the Holder: Yair Orgler

Holder Number: 17 (Series F Debentures)

Type of Holder: Director

ID Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 176,720

Change in the number of securities: -44,180

Name of the Holder: Noga Knaz

Holder Number: 19 (Ordinary Shares)

Type of Holder: Director

ID Number: 22433072

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 1,268

Change in the number of securities: -1,268

Name of the Holder: Noga Knaz

Holder Number: 20 (Unregistered Option)

Type of Holder: Director

ID Number: 22433072

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 15,900

Change in the number of securities: -11,100

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 23 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 9,070,983

Change in the number of securities: 1,343,943

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 14,230,794

Change in the number of securities: 371,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 41,593,162

Change in the number of securities: 1,734,298

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 139,175,956

Change in the number of securities: 5,811,639

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 38,542,872

Change in the number of securities: -7,200

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 101,756,409

Change in the number of securities: -24,283,827

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 91,796,654

Change in the number of securities: 6,203,016

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 80,826,264

Change in the number of securities: 621,542

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 2,413,777

Change in the number of securities: 7,794,674

Name of the Holder: Gil Kotler

Holder Number: 36 (Ordinary Shares)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 25,566

Change in the number of securities: -5,566

Name of the Holder: Varda Zuntz

Holder Number: 38 (Ordinary Shares)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 91,037

Change in the number of securities: -30,000

Name of the Holder: Eran Nahum Ballan

Holder Number: 41 (Unregistered Option)

Type of Holder: SEVP, General Counsel and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 80,000

Change in the number of securities: -15,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise